UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G/A
(RULE 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 7)*


Information to be included in statements filed pursuant to Rule 13d-1 (b) (c) and (d) and Amendments thereto filed pursuant to Rule 13d-2 (b).

Cassava Sciences, Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

14817C107
(CUSIP Number)

September 1, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] 	Rule 13d-1 (b)
[X]	Rule 13d-1 (c)
[ ]	Rule 13d-1 (d)

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

Issuer: Cassava Sciences, Inc.		CUSIP No.: 14817C107


1	NAMES OF REPORTING PERSONS I.R.S.
	IDENTIFICATION NOS. OF ABOVE PERSONS

	First Eagle Investment Management, LLC
	Tax ID # 57-1156902

2	CHECK THE APPROPRIATE BOX IF A MEMBER
	OF A GROUP
	(a)
	(b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	State of Delaware

NUMBER OF SHARES        5  SOLE VOTING POWER - 0
BENEFICIALLY            6  SHARED VOTING POWER - 0
OWNED BY EACH           7  SOLE DISPOSITIVE POWER - 0
REPORTING PERSON        8  SHARED DISPOSITIVE POWER - 0
WITH:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED
	BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN
	ROW (11) EXCLUDES CERTAIN SHARES

	N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT
   	IN ROW 9:

 	0.00%

12	TYPE OF REPORTING PERSON

	IA

SCHEDULE 13G/A

Issuer: Cassava Sciences, Inc.		CUSIP No.: 14817C107

ITEM 1

(a)	Name of Issuer:
	Cassava Sciences, Inc. fka Pain Therapeutics, Inc.


(b)	Address of Issuer's Principal Executive Offices:

	7801 N Capital of Texas Highway, Suite 260
	Austin TX, 78731

ITEM 2

(a)	Name of Person Filing: First Eagle Investment Management, LLC


(b)	Address of Principal Business Office:

	1345 Avenue of the Americas
	New York, NY 10105


(c)	Citizenship: Delaware, USA (Place of Incorporation)


(d)	Title of Class of Securities: Common Shares


(e)	CUSIP Number: 14817C107

SCHEDULE 13G/A


Issuer: Cassava Sciences, Inc.			CUSIP No.: 14817C107


ITEM 3

If this statement is filed pursuant to Sections 240.
13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[  ]	Broker or dealer registered under
		Section 15 of the Act (15 U.S.C. 78o);

(b)	[  ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) 	[  ]	Insurance Company as defined in section
		3(a)(19) of the Act (15 U.S.C. 78C);

(d)	[  ]	Investment company registered under Section
		8 of the Investment Company Act if 1940
		(15 U.S.C. 80a-8);

(e)	[X]	An investment adviser in accordance with Section
		240.13d-1(b)(1)(ii)(E);

(f)	[  ]	An employee benefit plan or endowment fund in accordance with
		Section 240.13d-1(b)(1)(ii)(F);

(g)	[  ]	A parent holding company or control person in accordance with
		Section 240.13d-1(b)(1)(ii)(G);

(h)	[  ]	A savings associations as defined in Section 3(b) of the
		Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[  ]	A church plan that is excluded from the
		definition of an insurance company under Section 3 (c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[  ]	Group, in accordance with section 240.13d-1 (b)(1)(ii)(J).

SCHEDULE 13G/A

Issuer: Cassava Sciences, Inc.		CUSIP No.: 14817C107

ITEM 4.	Ownership.

	N/A

ITEM 5. Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [x]

	On September 1, 2019, the family office personnel of First Eagle Investment
	Management, LLC ("FEIM"), including Messrs. Michael M. Kellen and Andrew
	Gundlach, separated their investment management business from that of FEIM,
	transferring their family's advisory client accounts, including the securities
	of Cassava Sciences, Inc. which were formerly controlled by FEIM, to the
	newly formed U.S. registered advisory firm named Bleichroeder LP. Accordingly,
	as of September 1, 2019, (i) neither FEIM nor any FEIM account maintains any
	discretionary or proxy voting authority or pecuniary interest with respect
	to any securities of Cassava Sciences, Inc. and (ii) FEIM could not be deemed
	to beneficially own any securities of Cassava Sciences, Inc.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

	N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
	WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
	PARENT HOLDING COMPANY OR CONTROL PERSON.

	N/A

ITEM 8. Identification and Classification of Members of the Group.

	N/A

ITEM 9. Notice of Dissolution of Group

	N/A

SCHEDULE 13G/A

Issuer: Cassava Sciences, Inc.			CUSIP No.: 14817C107


ITEM 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.







SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:		September 4, 2019

Signature:	/s/ David O'Connor

Name/Title:	David O'Connor, Senior Vice President


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